Attn: Chad Eskildsen                                 August 29, 2013
From: Volumetric Fund

Mr. Eskildsen,

Please find our responses to your inquiries below:

1.	Why was 2012 Annual Report (N-CSR) amended?

The original submission omitted the Fund?s Statement of Net
Assets table.

2.	Where are the cover sheet and Items# 2 to12 for the N-CSR, filed in April 2013, as they do not appear in the filing?

This has been rectified. An amended version has been submitted and accepted.

3.	In the Summary Prospectus (497K), it references the Fund's home page for the online Prospectus. The website address link should reference the Prospectus directly, not the website?s home page.

While the prospectus is available from the website address provided, we have amended the address to bring someone directly to the Prospectus.

4.	XBRL submissions should be included with Prospectus filing for the risk/return section.

This has been submitted and is rectified.

5.	The Annual Report indicates the ?10 Largest Holdings? (N1-A , rule 27D2). This accounts for 48% of the portfolio and not the entire portfolio. A graphic image should be included as representation for the entire portfolio.

While the data is correct and the Statement of Net Assets, that is included in the report, indicates 100% of the portfolio, the purpose of the "10 Largest Holdings" is to highlight the largest positions only. The Statement of Net Assets indicates 100% of the portfolio and includes the industry weighing within a table format. Going forward we will also provide a graphical representation of the portfolio industry sectors.

6.	The Annual Report indicates ETF holdings in the Fund?s portfolio.
Is Volumetric monitoring the position to insure it meets any guidelines.

	Yes, we are monitoring the position. The Prospectus outlines the
guidelines to 	holding ETF positions.

Thank you,
Volumetric Fund